Exhibit (a)(2)

June 23, 2014

Dear Fellow Stockholders:

As you may be aware, on June 18, 2014, AGMS Inc., a wholly owned subsidiary of Valeant Pharmaceuticals International, Inc. (“Valeant”), launched an unsolicited offer to exchange each issued and outstanding share of common stock, par value $0.01 per share (the “Shares”), of Allergan, Inc. (“Allergan”), at the election of the holder of the Shares, for either 0.83 common shares of Valeant, no par value (the “Valeant Common Shares”) and $72.00 in cash or an equal amount of cash or number of Valeant Common Shares, in each case subject to proration, as described in Valeant’s offer to exchange (the “Offer”). It is important to understand that this is not an all-cash offer.

After careful consideration and consultation with your management as well as your Board of Director’s (your “Board”) independent financial and legal advisors, your Board determined that the Offer is grossly inadequate, substantially undervalues Allergan, creates significant risks and uncertainties for the stockholders of Allergan, and is not in the best interests of Allergan and its stockholders. Accordingly, your Board strongly recommends that you REJECT the Offer and NOT TENDER your Shares pursuant to the Offer.

In reaching its determination to reject the Offer, your Board considered numerous factors in consultation with Allergan’s management and its independent financial and legal advisors and noted, among other things, the following:

1.	The Offer is Grossly Inadequate and Substantially Undervalues Allergan’s Industry-Leading Position, Financial Performance, Strong Balance Sheet, Exceptional Management and Growth Prospects

Your Board believes that the Offer is grossly inadequate and substantially undervalues Allergan because it does not reflect the underlying value of Allergan’s assets, operations and future prospects, including its industry-leading position and projected growth opportunities.

•	Allergan has a longstanding track record of innovation and operational excellence that has created strong and sustainable stockholder value over a substantial period of time.

•	Allergan’s promising outlook will create significant near-term and long-term value for stockholders. Allergan’s current projections show non-GAAP diluted earnings per share (“EPS”) growth of 18% to 20% for 2014 rising to 20% to 25% in 2015. For the next five years, Allergan projects compound annual EPS growth of 20% and double-digit revenue growth.

•	Allergan’s future prospects are driven by a robust pipeline of new products and services arising from a longstanding and successful dedication to research and development.

•	Allergan has a strong balance sheet and ample leverage capacity.

2.	Valeant’s Business Model Creates Significant Risks and Uncertainties for Allergan’s Stockholders

Your Board believes that the substantial Valeant Common Share component of the Offer creates significant risks and uncertainties for Allergan’s stockholders. Allergan believes:

•	Valeant’s acquisition-based revenue growth is unsustainable.

•	Valeant’s anemic organic growth is driven by Valeant’s unsustainable price increases.

•	Valeant’s projected synergies claims are aggressive, and lack of investment would put Allergan’s core business at risk under Valeant’s ownership.

•	Valeant discloses far less in its financial statements than Allergan and its industry peers.

•	Valeant’s R&D capabilities pale when compared to Allergan’s track record of innovation and value creation.

3.	The Urgency of the Offer Disadvantages Allergan’s Stockholders

Valeant’s business model focuses on serial acquisitions and cost reductions, and not on top-line revenue growth and operational excellence. Thus, your Board believes that Valeant needs to complete the Allergan transaction or another significant transaction quickly to support its current stock price.

4.	Valeant and Pershing Square Have Used Highly Questionable Tactics in an Attempt to Facilitate a Series of Grossly Inadequate Proposals

Pershing Square has announced an agreement with Valeant under which Pershing Square would receive a fixed number of Valeant Common Shares and no cash if a transaction between Valeant and Allergan occurs. As such, your Board believes that Pershing Square is incentivized to have Valeant pay the lowest possible price to acquire Allergan.

5.	The Quantity and Nature of the Offer’s Conditions Create Significant Uncertainty and Risk

Your Board believes that the numerous conditions set forth in the Offer create significant uncertainty and risk as to whether the Offer can be completed and the timing for completion.

6.	Allergan Has Received an Inadequacy Opinion From Each of its Financial Advisors

On June 21, 2014, each of Goldman, Sachs & Co. (“Goldman Sachs”) and Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”) rendered an opinion to your Board that, as of that date and based upon and subject to the factors and assumptions set forth in its written opinion, the consideration proposed to be paid to the Allergan stockholders (other than Valeant, Pershing Square and their respective affiliates) in the Offer was inadequate from a financial point of view to such stockholders. The full text of the written opinion of each of Goldman Sachs and BofA Merrill Lynch, each dated June 21, 2014, which sets forth the assumptions made, procedures followed, matters considered and limitations on the review undertaken in connection with each such opinion, is attached to Allergan’s Schedule 14D-9 filing as Annexes B and C, respectively. Goldman Sachs and BofA Merrill Lynch each provided its opinion for the information and assistance of your Board in connection with its consideration of the Offer. The opinions of Goldman Sachs and BofA Merrill Lynch are not recommendations as to whether or not any holder of Shares should tender such Shares in connection with the Offer or any other matter.

Your Board takes its fiduciary duty to act in the best interests of Allergan and its stockholders very seriously and is committed to enhancing stockholder value. You should know that none of Allergan’s directors or executive officers has accepted or intends to accept the Offer. Accordingly, your Board recommends that you REJECT the Offer and NOT TENDER your Shares pursuant to the Offer.

A complete discussion of these and the other significant factors contributing to your Board’s recommendation are described in the enclosed Solicitation/Recommendation Statement on Schedule 14D-9. We urge you to read the Schedule 14D-9 carefully and in its entirety so that you will be fully informed as to your Board’s recommendation.

If you have any questions or need assistance, please call our information agent, Innisfree M&A Incorporated at (877) 800-5187 toll free, or by calling (212) 750-5833.

We greatly appreciate your continued support. Thank you.

Sincerely,

David E.I. Pyott, CBE Chairman & Chief Executive Officer	Michael R. Gallagher Lead Independent Director

This letter contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Please see “Item 8. Additional Information—Forward-Looking Statements” of Allergan’s Schedule 14D-9 for important information regarding these forward-looking statements.